                                                                  EXHIBIT (a)(2)

Tuesday March 7, 10:08 am Eastern Time
Company Press Release


                  Thermedics Cash Tender Offer Under Review by
             Special Committee of Thermo Sentron Board of Directors

MINNEAPOLIS, March 7 -- The special committee of Thermo Sentron Inc.'s board of directors announced today that on or before March 17, 2000, it will advise Thermo Sentron shareholders whether it recommends acceptance or rejection of Thermedics' recently announced cash tender offer.

The special committee is made up of the independent directors of the Thermo Sentron board. The committee will detail its recommendation and the reasons underlying it in materials that will be mailed to Thermo Sentron shareholders and filed with the Securities and Exchange Commission.

The special committee requests that Thermo Sentron shareholders do not make a determination about whether to accept or reject the cash tender offer until they have been advised of its position with respect to the offer.